Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

September 2007

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

A presentation of AEGON’s results for the second quarter of 2007, intended solely for incorporation by reference into AEGON’s registration statement on Form F-3 (File No. 333-106497), is included as appendix and incorporated into this report by reference.

Cautionary note regarding non-GAAP measures:

This document contains certain non-GAAP financial measures: 2006 pro forma operating earnings, net operating earnings, operating earnings before tax, underlying operating earnings and value of new business. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investing public to evaluate our business relative to the businesses of our peers.

The reconciliation of 2006 pro forma operating earnings, net operating earnings and operating earnings before tax to the most comparable IFRS measure is provided on page 36. A reconciliation of (net) underlying operating earning to operating earnings before tax is provided on page 25.

Value of new business is not based on IFRS, which are used to report our quarterly statements and should not be viewed as a substitute for IFRS financial measures. On pages 27 and 28, a further breakdown is given and reference is made to the assumptions included in AEGON’s Embedded Value 2006 Report, dated May 9, 2007 and furnished on Form 6-K on September 5, 2007. Our management believes the value of new business, together with the set of interim IFRS financial statements included in appendix I, provides a meaningful measure for the investment community to evaluate our business relative to the businesses of our peers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: September 11, 2007	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel